                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                              (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                             ICHOR CORPORATION
--------------------------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $0.01 Par Value
--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                693286 10 6
--------------------------------------------------------------------------
(CUSIP Number)

            Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                             (44 22) 818-2999
--------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              October 4, 2000
--------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].

CUSIP No.    693286 10 6
         -----------------------

1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons

             Pine Resources Corporation
        -------------------------------------

2)      Check the Appropriate Box if a Member of a Group

        (a)     [   ]
        (b)     [ X ]

3)      SEC Use Only  ----------------------------------------------------

4)      Source of Funds    AF
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------

6)      Citizenship or Place of Organization  British Columbia, Canada
                                            ------------------------------

        Number of                  (7)  Sole Voting Power     0
        Shares Bene-                                      ----------------
        Ficially                   (8)  Shared Voting Power   0
        Owned by                                            --------------
        Each Reporting             (9)  Sole Dispositive Power   0
        Person                                                 -----------
        With                       (10) Shared Dispositive Power 1,620,000
                                                                ----------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,620,000
        ------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)    32.9%
                                                            --------------

14)     Type of Reporting Person      CO
                                 -----------------------------------------

                                                         Page 2 of 8 Pages

CUSIP No.    693286 10 6
           ------------------

1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons

             Intercap Yemen, Inc.
        -----------------------------------

2)      Check the Appropriate Box if a Member of a Group

        (a)     [   ]
        (b)     [ X ]

3)      SEC Use Only  ----------------------------------------------------

4)      Source of Funds  AF
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------

6)      Citizenship or Place of Organization State of Texas, United States
                                            ------------------------------

        Number of                  (7)  Sole Voting Power    0
        Shares Bene-                                     ----------------
        Ficially                   (8)  Shared Voting Power  0
        Owned by                                           ---------------
        Each Reporting             (9)  Sole Dispositive Power  0
        Person                                                ------------
        With                       (10) Shared Dispositive Power 1,620,000
                                                                ----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,620,000
        ------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)   32.9%
                                                          ----------------

14)     Type of Reporting Person     CO
                                ------------------------------------------

                                                         Page 3 of 8 Pages

CUSIP No.    693286 10 6
         -----------------------

1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons

             Parkland Ventures Limited
        ---------------------------------------------

2)      Check the Appropriate Box if a Member of a Group

        (a)  [   ]
        (b)  [ X ]

3)      SEC Use Only  ----------------------------------------------------

4)      Source of Funds    WC
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------

6)      Citizenship or Place of Organization    British Virgin Islands
                                            ------------------------------

        Number of                 (7)  Sole Voting Power    0
        Shares Bene-                                    ------------------
        Ficially                  (8)  Shared Voting Power  0
        Owned by                                          ----------------
        Each Reporting            (9)  Sole Dispositive Power    0
        Person                                               -------------
        With                      (10) Shared Dispositive Power  1,620,000
                                                               -----------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,620,000
        ------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)  32.9%
                                                          ----------------

14)     Type of Reporting Person      CO
                                ------------------------------------------

                                                         Page 4 of 8 Pages

ITEM 1.     SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("Ichor") a Delaware corporation, having a principal executive office at 17 Dame Street, Dublin 2, Ireland. This Amendment No. 1 amends the Schedule 13D of Pine Resources Corporation ("Pine") dated December 29, 1999 (the "Schedule 13D"), and is filed to report a change in dispositive and voting power over the shares of Ichor held by Pine.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of Pine, its wholly-owned subsidiary, Intercap Yemen, Inc. ("Intercap"), and its affiliate, Parkland Ventures Limited ("Parkland"), which is a wholly-owned subsidiary of Intercap (collectively, the "Reporting Persons"). Pine is organized under the laws of the Province of British Columbia, Canada, with a principal business address at 1620 - 400 Burrard Street, Vancouver, B.C. Canada V6C 3A6. Pine is an independent oil and gas exploration and production company. Intercap is organized under the laws of the State of Texas, has a business address at 1620 - 400 Burrard Street, Vancouver, B.C. V6C 3A6, and is involved in oil and gas exploration. Parkland is organized under the laws of the British Virgin Islands, has a business address at 8 Queensway House, Queen Street, St.Helier, Jersey, JF2 4WD, Channel Islands and is involved in investment holdings.

The following table lists the names, citizenships, principal business addresses and principal occupations of the directors and executive officers of Pine:


                    RESIDENCE OR                   PRINCIPAL
NAME              BUSINESS ADDRESS                 OCCUPATION                      CITIZENSHIP
----              ----------------                 ----------                      -----------

Murray Oliver     #102 - 668 W. 16th Avenue,       Director of Corporate Relations   Canadian
                  Vancouver, British Columbia,     of Med Net International Ltd.
                  V5Z 1S6

Leonard Petersen  5989 Willow Street,              Director and Senior Officer of    Canadian
                  Vancouver, British Columbia,     Pemcorp Ltd.
                  V5Z 3S7

Becky Wong        Rm. 135, Block 2, Upper Ngau     Securities Industry Executive at   Korean
                  Tau Kok Est.,                    EAA Securities Limited
                  Kowloon, Hong Kong


The following table lists the names, citizenships, principal business addresses and principal occupations of the directors and executive officers of Intercap:


                    RESIDENCE OR                   PRINCIPAL
NAME              BUSINESS ADDRESS                 OCCUPATION                      CITIZENSHIP
----              ----------------                 ----------                      -----------

Murray Oliver     #102 - 668 W. 16th Avenue,       Director of Corporate Relations   Canadian
                  Vancouver, British Columbia,     of Med Net International Ltd.
                  V5Z 1S6

Leonard Petersen  5989 Willow Street,              Director and Senior Officer of    Canadian
                  Vancouver, British Columbia,     Pemcorp Ltd.
                  V5Z 3S7


                                                         Page 5 of 8 Pages

The following table lists the names, citizenships, principal business addresses and principal occupations of the directors and executive officers of Parkland:


                    RESIDENCE OR                   PRINCIPAL
NAME              BUSINESS ADDRESS                 OCCUPATION                      CITIZENSHIP
----              ----------------                 ----------                      -----------

Murray Oliver     #102 - 668 W. 16th Avenue,       Director of Corporate Relations   Canadian
                  Vancouver, British Columbia,     of Med Net International Ltd.
                  V5Z 1S6

Leonard Petersen  5989 Willow Street,              Director and Senior Officer of    Canadian
                  Vancouver, British Columbia,     Pemcorp Ltd.
                  V5Z 3S7


During the last five years, none of the Reporting Persons has been nor, to their knowledge, have any of their directors or executive officers been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The Reporting Persons have executed a joint filing agreement consenting to the joint filing of this Amendment No. 1. Such agreement is filed as
Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.     PURPOSE OF TRANSACTION.

N/A

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Pine transferred its beneficial ownership of 1,620,000 common shares (the "Shares"), or approximately 32.9%, of the issued and outstanding shares
of Ichor to Parkland on February 24, 2000.   Parkland is a wholly-owned
subsidiary of Intercap, which is a wholly-owned subsidiary of Pine. The Reporting Persons collectively share dispositive power over the Shares. Pine entered into a voting trust agreement (the "Agreement") with James C.M. Robertson and Simon James Scrimgeour (collectively, the "Trustees") dated April 20, 2000 pursuant to which Pine agreed to cause the transfer of voting power over the Shares to the Trustees. The Shares were transferred to the Trustees on or about October 4, 2000.

As of the date of this Amendment No. 1, there exist no agreements or understandings between the Reporting Persons on the one hand and any other persons or entities on the other hand that would

                                                         Page 6 of 8 Pages
cause the Reporting Persons and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

To the knowledge of the Reporting Persons, none of their directors or executive officers have any power to vote or dispose of the Shares of Ichor, nor did the Reporting Persons effect any transactions in such Shares during the last 60 days, except as disclosed herein.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the Agreement, the Trustees are entitled to vote the Shares in such manner as they may determine in their sole discretion. Pine retains the right to dispose of the Shares, and any new owner will be deemed to be the sole beneficial owner of, and have sole voting and dispositive power over, the Shares for the purposes of the Agreement, provided the new owner is not an affiliate of Pine. Upon Pine disposing of any or all of the Shares to an unaffiliated third party, such party will have the right to withdraw the purchased shares from the Agreement by making written demand upon the Trustees for a return of the purchased shares, accompanied by a certification that such party is not an affiliate of Pine.

During the term of the Agreement, Pine is entitled to receive payments from the Trustees equal to the cash dividends received by the Trustees on the Shares. If dividends are declared in voting stock of Ichor, the Trustees will retain such stock, which will be deemed to have been deposited under the Agreement, provided that the Trustees notify Pine of the declaration of such dividends. Stock dividends declared in stock without voting power will be assigned immediately to Pine by the Trustees. The Agreement will terminate when Pine has disposed of all of the Shares subject to the Agreement.

The Trustees jointly filed a Schedule 13D dated October 4, 2000 disclosing their shared voting power over the Shares, which Schedule 13D is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit Number         Description
      --------------         -----------

            1 Joint Filing Agreement among Pine, Intercap and Parkland.

            2                Voting Trust Agreement among Pine, James C.M.
                             Robertson and Simon James Scrimgeour.

                                                         Page 7 of 8 Pages

                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  October 4, 2000

                                          --------------------------------
                                                       (Date)

                                          PINE RESOURCES CORPORATION

                                          By: /s/ Murray Oliver
                                          --------------------------------
                                                    (Signature)

                                              Murray Oliver, Secretary
                                          --------------------------------
                                                 (Name and Title)


                                                  October 4, 2000

                                          --------------------------------
                                                       (Date)

                                          INTERCAP YEMEN, INC.

                                          By: /s/ Murray Oliver
                                          --------------------------------
                                                    (Signature)

                                              Murray Oliver, Secretary
                                          --------------------------------
                                                 (Name and Title)

                                                  October 4, 2000

                                          --------------------------------
                                                       (Date)

                                          PARKLAND VENTURES LIMITED

                                          By: /s/ Murray Oliver
                                          --------------------------------
                                                    (Signature)

                                              Murray Oliver, Director
                                          --------------------------------
                                                 (Name and Title)

                                                         Page 8 of 8 Pages

                               EXHIBIT INDEX

      Exhibit Number         Description
      --------------         -----------

            1 Joint Filing Agreement among Pine, Intercap and Parkland.

            2                Voting Trust Agreement among Pine, James C.M.
                             Robertson and Simon James Scrimgeour.